                                  SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Schuler Homes, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock,
                            $0.01 par value per share
                         (Title of Class of Securities)
-------------------------------------------------------------------------------

                                   808188 10 6
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                James K. Schuler
                               Schuler Homes, Inc.
                         828 Fort Street Mall, 4th Floor
                             Honolulu, Hawaii 96813
                                 (808) 521-5661

                                 with a copy to:

                             Richard V. Smith, Esq.
                         Orrick, Herrington & Sutcliffe
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 392-1122

          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                               September 12, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or Rule 13(g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                       Page 2 of 18 Pages
CUSIP No. 808188 10 6
----------------------



---------- -----------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES K. SCHULER

---------- -----------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) |_|
                                                                                                            (b) |_|

---------- -----------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    PF
---------- -----------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              |_|

---------- -----------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES OF AMERICA

------------------------- -------- -----------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            0

         SHARES
                          -------- -----------------------------------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            10,433,828
                          -------- -----------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING
                          -------- -----------------------------------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              10,433,828
---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,433,828
---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)         |_|

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           51.91%
---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- -----------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

----------------------                                       Page 3 of 18 Pages
CUSIP No. 808188 10 6
----------------------



---------- -----------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES AND PATRICIA SCHULER FOUNDATION

---------- -----------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) |_|
                                                                                                            (b) |_|

---------- -----------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO

---------- -----------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              |_|


---------- -----------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    HAWAII

------------------------- -------- -----------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            0
         SHARES
                          -------- -----------------------------------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            500,000

                          -------- -----------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

          EACH
                                            0
       REPORTING

                          -------- -----------------------------------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              500,000
---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           500,000

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)             |_|

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.49%
---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
---------- -----------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

----------------------                                       Page 4 of 18 Pages
CUSIP No. 808188 10 6
----------------------



---------- -----------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JAMES K. SCHULER 1998 QUALIFIED ANNUITY TRUST, JAMES K. SCHULER AS SOLE TRUSTEE

---------- -----------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) |_|
                                                                                                            (b) |_|

---------- -----------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
---------- -----------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              |_|

---------- -----------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    HAWAII

------------------------- -------- -----------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            0

         SHARES
                          -------- -----------------------------------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            438,439

                          -------- -----------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

          EACH
                                            0
       REPORTING
                          -------- -----------------------------------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              438,439
---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           438,439

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)             |_|

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.18%
---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO
---------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                       Page 5 of 18 Pages
CUSIP No. 808188 10 6
----------------------



---------- -----------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES K. SCHULER REVOCABLE LIVING TRUST, JAMES K. SCHULER AS SOLE TRUSTEE
---------- -----------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) |_|
                                                                                                            (b) |_|
---------- -----------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- -----------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
---------- -----------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          |_|

---------- -----------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    HAWAII
------------------------- -------- -----------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF

                                            0
         SHARES
                          -------- -----------------------------------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            9,495,389

                          -------- -----------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

          EACH
                                            0
       REPORTING
                          -------- -----------------------------------------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              9,495,389
---------- -----------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,495,389

---------- -----------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)             |_|

---------- -----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           47.24%

---------- -----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO
---------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                       Page 6 of 18 Pages
CUSIP No. 808188 10 6
----------------------

ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, par value $.01 per share ("Common Stock"), of Schuler Homes, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 828 Fort Street Mall, 4th Floor, Honolulu, Hawaii 96813.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) - (c) This Statement is filed by James K. Schuler ("Mr. Schuler"), individually and as the sole trustee of each of the James and Patricia Revocable Living Trust (the "Living Trust") and the James K. Schuler 1998 Qualified Annuity Trust (the "Qualified Annuity Trust"), and The James and Patricia Schuler Foundation, a Hawaii non-profit corporation (the "Foundation" and, together with Mr. Schuler, the Living Trust and the Qualified Annuity Trust, the "Reporting Persons"). The business address for each of the Reporting Persons is 828 Fort Street Mall, 4th Floor, Honolulu, Hawaii 96813. Mr. Schuler is the Chairman of the Board, President and Chief Executive Officer of the Company. The Living Trust and the Qualified Annuity Trust are private trusts established by Mr. Schuler to hold shares of Common Stock and certain other property. The Foundation was formed to operate exclusively for charitable, literary, educational and scientific purposes, within the meaning of Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Attached hereto as Exhibit 1 is a list of all executive officers and directors of the Foundation, including the principal business address and the principal occupation or employment of each. A copy of the joint filing agreement among the Reporting Persons is attached hereto as Exhibit 2.

         (d) - (e) During the five years prior to the date of this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of the Foundation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Schuler and each executive officer and director of the Foundation is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Schuler has previously reported individual beneficial ownership of five percent or more of the outstanding shares of Common Stock of the Company on a statement on Schedule 13G. Pamela S. Jones, who is executive officer and director of the Foundation, acquired shares of Common Stock of the Company as gifts or as a result of purchases with personal funds.

                                  SCHEDULE 13D

----------------------                                       Page 7 of 18 Pages
CUSIP No. 808188 10 6
----------------------


Christopher T. Schuler, Mark J. Schuler and Jeffery S. Whiteman, who are all on the board of directors of the Foundation, acquired their shares of Common Stock of the Company as gifts or as a result of purchases with personal funds. This Schedule 13D is being filed in accordance with Rule 13d-1(e)(1) because each of the Reporting Persons now holds the securities with a purpose or effect of influencing control of the Company by virtue of becoming a party to a voting agreement as described in Item 4 below. No purchases of Common Stock of the Company are being reported on this Schedule 13D.

ITEM 4.         PURPOSE OF TRANSACTION.

         On September 12, 2000, the Company, Apollo Real Estate Investment Fund, L.P., a Delaware limited partnership ("Apollo"), Blackacre WPH, LLC, a Delaware limited liability company ("Blackacre"), Highridge Pacific Housing Investors, L.P., a California limited partnership ("Highridge"), AP WP Partners, L.P., a Delaware limited partnership ("APWP"), AP Western GP Corporation, a Delaware corporation ("AP Western"), AP LHI, Inc., a California corporation ("APLHI"), and Lamco Housing, Inc., a California corporation ("Lamco" and, together with Apollo, Blackacre, Highridge, APWP, AP Western and APLHI, the "WP Partners"), entered into an Agreement and Plan of Reorganization, dated as of September 12, 2000 (the "Reorganization Agreement").

         The Reorganization Agreement sets forth the terms and conditions of a proposed transaction (the "Reorganization") pursuant to which, among other things, a newly-formed holding company ("Newco") will acquire (1) all of the outstanding shares of Common Stock of the Company through the merger of a wholly-owned Newco subsidiary with the Company and (2) all of the partnership interests in Western Pacific Housing Development Limited Partnership, a California limited partnership ("WPHD"), and Western Pacific Development II Limited Partnership, a California limited partnership ("WPHD II"), and all of the membership interests in WPH-Porter, LLC, a Delaware limited liability company ("WPHL" and, together with WPHD and WPHD II, "Western Pacific"; the respective partnership and membership interests in Western Pacific are referred to herein as the "WP Interests"). The WP Interests are currently held by the WP Partners.

         Simultaneously with the execution of the Reorganization Agreement, the Reporting Persons, other than Mr. Schuler, entered into a Voting Agreement, dated as of September 12, 2000 (the "Voting Agreement"), with Apollo, Blackacre and Highridge, pursuant to which they agreed to vote their shares of Common Stock in favor of the Reorganization at any meeting of the Company's stockholders held to consider and vote upon the Reorganization. Accordingly, at the Company's meeting of stockholders to be held to vote on the Reorganization, the affirmative vote of such shares, which represents approximately 51.91% of the shares of Common Stock of the Company issued and outstanding as of the date of this Schedule 13D, as required by such Voting Agreement, will be sufficient to approve the Reorganization regardless of the votes cast

                                  SCHEDULE 13D

----------------------                                       Page 8 of 18 Pages
CUSIP No. 808188 10 6
----------------------


by other stockholders of the Company. The execution of the Voting Agreement by the Reporting Persons represents a change in their intent from solely an investment intent to an investment held with a purpose or effect of influencing control of the Company in order to complete the Reorganization.

         Pursuant to the Voting Agreement, the Reporting Persons agreed not to solicit, consider, encourage or accept any inquiries, proposals or offers to acquire, or offer or sell, or agree to sell, any of the shares owned by the Reporting Persons or assist any third person in preparing or soliciting such an inquiry, proposal or offer. Additionally, the Reporting Persons agreed not to have any discussions, conversations, negotiations or other communication with, or provide any information or data to, any person expressing an interest in making or effecting any such inquiry, proposal or offer. Also, the Reporting Persons agreed not to, directly or indirectly: (a) transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the transfer, tender, pledge, encumbrance, assignment or other disposition of, any of the shares owned by the Reporting Persons or any interest therein; (b) take any action that would have the effect of preventing or disabling the Reporting Persons from performing their obligations under the Voting Agreement; or (c) otherwise take any action which, in the ordinary course, would result in the occurrence of a "Change of Control" or a "Risk Event" under the Issuer's senior notes or subordinated notes indentures.

         The Voting Agreement will terminate on the earlier of (a) the effective time of the Reorganization or (b) termination of the Reorganization Agreement pursuant to its terms.

         Pursuant to the Reorganization Agreement, existing stockholders of the Company will exchange their shares of Common Stock for shares of Class A common stock of Newco on a 1-to-1 basis. The WP Partners will transfer the WP Interests through WPH-Schuler, LLC, a Delaware limited liability company to be wholly-owned by the WP Partners (the "LLC"), in exchange for shares of Class B common stock of Newco. Upon consummation of the Reorganization Newco will issue to the LLC and Bankers Trust Company, a New York banking corporation ("Bankers Trust"), an aggregate number of shares of Class B common stock equal to the number of shares of Class A common stock to be issued to the existing stockholders of the Company. From such aggregate number of shares of Class B common stock, Bankers Trust shall receive an amount determined in accordance with an existing loan agreement by and among WPHD, Bankers Trust and certain other parties, and the LLC shall receive the remainder.

         The Class B common stock will be converted into Class A common stock on a 1-to-1 basis upon the election by the holder thereof or the sale to a person who is not a beneficial owner of the Class B common stock immediately after the consummation of the Reorganization. Pursuant to the Stockholders' Agreement described below, certain of such beneficial owners will agree not to convert or sell such Class B Common Stock if such conversion or sale would trigger a "Change of Control" or "Risk Event" under the Issuer's

                                  SCHEDULE 13D

----------------------                                       Page 9 of 18 Pages
CUSIP No. 808188 10 6
----------------------

senior notes or subordinated notes indentures. In addition, the Class B common stock will be automatically converted into Class A common stock on a 1-to-1 basis upon the later to occur of (1) the date that is two days subsequent to the second anniversary of the closing date of the Reorganization and (2) the day upon which less than ten million shares of Class B common stock are issued and outstanding; PROVIDED, HOWEVER, that such automatic conversion of Class B common stock will not occur if, and for so long as, the Board of Directors of Newco determines that such automatic conversion would result in a "Change of Control" or "Risk Event" under the Company's senior notes or subordinated notes indentures.

         Holders of the Class A common stock, voting as a separate class, initially will be entitled to elect five of Newco's nine directors, and holders of the Class B common stock, voting as a separate class, initially will be entitled to elect four directors. However, if there are fewer than 14,000,000 shares of Class B common stock outstanding, holders of Class A common stock, voting as a separate class, will be entitled to elect six directors, and holders of Class B common stock, voting as a separate class, will be entitled to elect only three directors.

         If and when only one class of Newco common stock is outstanding, the holders will be entitled to elect the entire Board of Directors.

         The Class A common stock will have one vote per share and the Class B common stock will have 0.5 votes per share. However, the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class, must approve certain major events, including a merger, the sale of all or substantially all assets, a liquidation, and certain kinds of recapitalizations. In addition, certain other matters, including amendments to Newco's Bylaws or Certificate of Incorporation, require the approval of the holders of two-thirds of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class.

         Upon consummation of the Reorganization Newco, the LLC, Apollo, Blackacre, Highridge and the Reporting Persons, other than Mr. Schuler, will enter into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which, among other things, the LLC, Apollo, Blackacre, Highridge and James Schuler will agree (1) not to sell or acquire Newco securities which would trigger a "Change of Control" or "Risk Event" under Issuer's senior notes or subordinated notes indentures and, (2) with certain exceptions, not to sell Class A common stock or Class B common stock during the nine-month period following consummation of the Reorganization. In addition, the parties will agree in the Stockholders Agreement that, following the automatic conversion of all Class B common stock into Class A common stock, any time that any of Apollo, Blackacre or Highridge or such Reporting Persons owns one-ninth or more of the total number of the issued and outstanding shares of Class A common stock, such entity will be entitled to designate one Newco director for approximately each one-ninth of outstanding shares it owns.

                                  SCHEDULE 13D

----------------------                                      Page 10 of 18 Pages
CUSIP No. 808188 10 6
----------------------



         In addition, Newco, the LLC, Apollo, Blackacre, Highridge and the Reporting Persons, other than Mr. Schuler, will enter into a Registration Rights Agreement (the "Registration Rights Agreement") upon consummation of the Reorganization which will grant to LLC, Apollo, Blackacre, Highridge and such Reporting Persons certain registration rights with respect to Newco stock.

         The foregoing summary of the Reorganization Agreement, the Voting Agreement, the Stockholders Agreement and the Registration Rights Agreement is qualified in its entirety by reference to such agreements, each of which have been filed as exhibits to this agreement and are incorporated herein in its entirety by reference.

         Except as described in this Item 4, the Reporting Persons currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) - (b)

                  JAMES K. SCHULER

                  The number of shares of common stock beneficially owned by James K. Schuler is 10,433,828 or approximately 51.91% of the outstanding shares of Common Stock as of July 31, 2000.

                  The number of shares of Common Stock as to which James K. Schuler has the sole power to vote or direct the vote, and to dispose or to direct the disposition, is 0. The number of shares of Common Stock as to which James K. Schuler shares the power to vote or to direct the vote, and to dispose or to direct the disposition, is 10,433,828.

                  James K. Schuler shares voting and disposition power over his shares of the Common Stock of the Company with Apollo, Blackacre and Highridge pursuant to the Voting Agreement described in Item 4 above.

                  THE JAMES AND PATRICIA SCHULER FOUNDATION

                  The number of shares of common stock beneficially owned by the James and Patricia Schuler Foundation is 500,000 or approximately 2.49% of the outstanding shares of Common Stock as of July 31, 2000.

                  The number of shares of Common Stock as to which the James and Patricia Schuler Foundation has the sole power to vote or direct the vote, and to dispose or

                                  SCHEDULE 13D

----------------------                                      Page 11 of 18 Pages
CUSIP No. 808188 10 6
----------------------


                  to direct the disposition, is 0. The number of shares of Common Stock as to which the James and Patricia Schuler Foundation shares the power to vote or to direct the vote, and to dispose or to direct the disposition, is 500,000.

                  The James and Patricia Schuler Foundation shares voting and disposition power over its shares of the Common Stock of the Company with Apollo, Blackacre and Highridge pursuant to the Voting Agreement described in Item 4 above.

                  JAMES K. SCHULER REVOCABLE LIVING TRUST

                  The number of shares of common stock beneficially owned by the James K. Schuler Revocable Living Trust is 9,495,389 or approximately 47.24% of the outstanding shares of Common Stock as of July 31, 2000.

                  The number of shares of Common Stock as to which the James K. Schuler Revocable Living Trust has the sole power to vote or direct the vote, and to dispose or to direct the disposition, is 0. The number of shares of Common Stock as to which the James K. Schuler Revocable Living Trust shares the power to vote or to direct the vote, and to dispose or to direct the disposition, is 9,495,389.

                  The James K. Schuler Revocable Living Trust shares voting and disposition power over its shares of the Common Stock of the Company with Apollo, Blackacre and Highridge pursuant to the Voting Agreement described in Item 4 above.

                  JAMES K. SCHULER 1998 QUALIFIED ANNUITY TRUST

                  The number of shares of common stock beneficially owned by the James K. Schuler 1998 Qualified Annuity Trust is 438,439 or approximately 2.18% of the outstanding shares of common stock as of July 31, 2000.

                  The number of shares of Common Stock as to which the James K. Schuler 1998 Qualified Annuity Trust has the sole power to vote or direct the vote, and to dispose or to direct the disposition, is 0. The number of shares of Common Stock as to which the James K. Schuler 1998 Qualified Annuity Trust shares the power to vote or to direct the vote, and to dispose or to direct the disposition, is 438,439.

                  The James K. Schuler 1998 Qualified Annuity Trust shares voting and disposition power over its shares of the Common Stock of the Company with Apollo, Blackacre and Highridge pursuant to the Voting Agreement described in Item 4 above.

                                  SCHEDULE 13D

----------------------                                      Page 12 of 18 Pages
CUSIP No. 808188 10 6
----------------------


                  PAMELA S. JONES

                  The number of shares of common stock beneficially owned by Pamela S. Jones is 114,980 or approximately .57% of the outstanding shares of common stock as of July 31, 2000.

                  Such shares of Common Stock include (i) one share, over which Pamela S. Jones has the sole voting and investment power, (ii) 36,600 shares, over which Pamela S. Jones and her spouse have shared voting and investment power and
                  (iii) 78,379 shares, which Pamela S. Jones may purchase upon exercise of stock options exercisable within 60 days of the date of this Schedule 13D.

                  CHRISTOPHER T. SCHULER

                  The number of shares of common stock beneficially owned by Christopher T. Schuler is 34,100 or approximately .17% of the outstanding shares of common stock as of July 31, 2000.

                  Such shares of Common Stock include (i) 11,000 shares, over which Christopher T. Schuler has the sole voting and investment power and (ii) 23,100 shares, over which Christopher T. Schuler and his spouse have shared voting and investment power.

                  MARK J. SCHULER

                  The number of shares of common stock beneficially owned by Mark J. Schuler is 33,100 or approximately .16% of the outstanding shares of common stock as of July 31, 2000.

                  Such shares of Common Stock include (i) 15,600 shares, over which Mark J. Schuler has the sole voting and investment power and (ii) 17,500 shares, over which Mark J. Schuler and his spouse have shared voting and investment power.

                                  SCHEDULE 13D

----------------------                                      Page 13 of 18 Pages
CUSIP No. 808188 10 6
----------------------


                  JEFFERY S. WHITEMAN

                  The number of shares of common stock beneficially owned by Jeffery S. Whiteman is 14,850 or approximately .07% of the outstanding shares of common stock as of July 31, 2000.

                  Jeffery S. Whiteman has the sole voting and investment power over 14,850 shares of the Common Stock of the Company.

         (c) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of the Foundation, has engaged in any transactions in the Company's Common Stock during the sixty-day period immediately preceding the date of this Schedule 13D, except as described elsewhere herein.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described elsewhere in this Schedule 13D, none of the Reporting Persons has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Executive Officers and Directors of the James and Patricia Schuler Foundation.

         Exhibit 2 Joint Filing Agreement dated as of September 21, 2000 among the Reporting Persons.

         Exhibit 3 Agreement and Plan of Reorganization, dated as of September 12, 2000, among Issuer, Apollo, Blackacre, Highridge, APWP, AP Western, APLHI and Lamco.

                                  SCHEDULE 13D

----------------------                                      Page 14 of 18 Pages
CUSIP No. 808188 10 6
----------------------

         Exhibit 4 Voting Agreement, dated as of September 12, 2000, among Apollo, Blackacre, Highridge, the Living Trust, the Qualified Annuity Trust and the Foundation.

         Exhibit 5         Form of Stockholders Agreement among Newco, the
                           LLC, Apollo, Blackacre, Highridge, the Living Trust, the Qualified Annuity Trust and the Foundation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2000

                                   By:  /s/  JAMES K. SCHULER
                                       -----------------------------------
                                        James K. Schuler

                                   THE JAMES AND PATRICIA SCHULER FOUNDATION

                                   By:  /s/  JAMES K. SCHULER
                                       -----------------------------------
                                        James K. Schuler, Chairman

                                   THE JAMES K. SCHULER REVOCABLE
                                   LIVING TRUST U/T/A DTD. 11/25/80

                                   By:  /s/  JAMES K. SCHULER
                                       -----------------------------------
                                        James K. Schuler, as sole Trustee

                                   THE JAMES K. SCHULER 1998 QUALIFIED
                                   ANNUITY TRUST U/T/A DTD. 10/1/98

                                   By:  /s/  JAMES K. SCHULER
                                       -----------------------------------
                                        James K. Schuler, as sole Trustee

                                                             Page 16 of 18 Pages


                                  EXHIBIT INDEX



         Exhibit 1         Executive Officers and Directors of the James and Patricia Schuler Foundation.

         Exhibit 2         Joint Filing Agreement dated as of September 21, 2000 among the Reporting Persons.

         Exhibit 3 Agreement and Plan of Reorganization, dated as of September 12, 2000, among Issuer, Apollo, Blackacre,
                           Highridge, APWP, AP Western, APLHI and Lamco.

         Exhibit 4 Voting Agreement, dated as of September 12, 2000, among Apollo, Blackacre, Highridge, the Living Trust, the Qualified Annuity Trust and the Foundation.

         Exhibit 5         Form of Stockholders Agreement among Newco, the
                           LLC, Apollo, Blackacre, Highridge, the Living Trust, the Qualified Annuity Trust and the Foundation.
